UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                            ARBOR REALTY TRUST, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    038923108
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31,2012
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 038923108
         ----------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities only):

                                    LEON G. COOPERMAN
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
-------------------------------------------------------------------------

3.  SEC  Use  Only
-------------------------------------------------------------------------

4.  Citizenship or Place of Organization:       UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:         2,572,136
Shares Bene-
ficially                6.  Shared Voting Power:             -0-
Owned by
Each Report-            7.  Sole Dispositive Power:    2,572,136
ing Person
With                    8.  Shared Dispositive Power:        -0-
-------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                          2,572,136
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
-------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):  8.2%

     The beneficial ownership percentage has been calculated based on 31,249,255 Shares of the Issuer as reported on the Issuer's Form 10-Q for the quarterly period ended September 30, 2012.
-------------------------------------------------------------------------

12.  Type of Reporting Person:           IN
-------------------------------------------------------------------------

CUSIP No. 038923108
         ----------

Item 1(a) Name of Issuer:

         ARBOR REALTY TRUST, INC. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

         ARBOR REALTY TRUST, INC.
         333 Earle Ovington Blvd, Suite 900
         Uniondale NY 11553


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is, among other activities, an investor engaged in investing for his own account.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (the "WRA Trust")is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

     Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael S. Cooperman, and his daughter-in law, Jodi Cooperman.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman and the Foundation is 2700 North Military Trail, Suite 230, Boca Raton FL 33431

Item 2(c) Citizenship:   Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:   Common Stock (the "Shares")

Item 2(e) CUSIP Number:   038923108

CUSIP No. 038923108
         ----------

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman is the beneficial owner of 2,572,136 Shares, which constitutes approximately 8.2% of the total number of Shares outstanding. This consists of 863,436 Shares owned by Mr. Cooperman, 200,000 Shares owned by Toby Cooperman, 1,158,700 Shares owned by the Foundation, 250,000 Shares owned by Michael S. Cooperman, and 100,000 Shares owned by the WRA Trust.

Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                2,572,136

(ii)    Shared power to vote or to direct the vote:                -0-

(iii)   Sole power to dispose or to direct the disposition of:   2,572,136

(iv)    Shared power to dispose or to direct the disposition of:   -0-

Item 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.

CUSIP No. 038923108
         ----------


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 8, 2013 as of December 31, 2012

LEON G. COOPERMAN

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).







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